Norske Skog

Lysaker, 2004-05-11

United States Securities and Exchange Commission
Washington DC 20549

USA

SUPPL

04030330

SEC MAIL PROCESSING
RECEIVED
MAY 21 2004
WASH. D.C. 155 SECTION

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on May 4, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Heidi Lesjø

BEST AVAILABLE COPY

Enclosure: Messages sent to Oslo Stock Exchange May 4, 2004

dlw 5/24

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog

Norske Skog, Q1 2004

Continued weak results

Revenues increased 9% to NOK 6.1 billion. EBIT was NOK 267 million, in-line with Q1 2003 when energy trading gains are excluded. Net loss was NOK 140 million, compared with a net profit of NOK 290 million in Q1 2003 which included a NOK 465 million gain from the sale of power stations.

The improvement program contributed NOK 415 in Q1. The financial position was good, with a gearing of 0.91 on March 31, 2004.

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog

Continued weak result

- Increased revenue and volume in Q1 2004.
- EBITDA margin of 18.8 % - in line with Q1 2003 when gains from energy trading are excluded.
- Achieved NOK 415 million through the Improvement 2003 programme in Q1.

Results Q1 2004

Key figures, group:

	Q1 2004	Q1 2003	2003
Operating revenues NOK mill	6 075	5 555	24 068
EBITDA NOK mill	1 141	1 183	4 686°
EBIT NOK mill	267	380	1 401°
(Loss)/gain currency hedging NOK mill	(121)	(213)	(278)
Pre-tax earnings NOK mill	(143)	710	770°°
Net earnings NOK mill	(140)	290	402
Cash flow NOK mill	844	500	2 973
Earnings per share NOK	(1.05)	2.19	3.04
Cash flow per share NOK	6.37	3.78	22.45
EBITDA margin %	18.8	21.3	19.5°
EBIT margin %	4.4	6.9	5.8°
Deliveries 1 000 t	1 267	1 225	5 236
Production 1 000 t	1 336	1 285	5 238

°Before reversal of restructuring costs of NOK 135 million for 2003 as a whole

°°After restructuring costs

Group earnings

Operating revenues were nine per cent higher in the first quarter than for the same period in 2003. With the exception of South America and spot markets in Asia, prices measured in local currencies declined, but deliveries increased slightly more than three per cent. A weakening in the Norwegian krone against most currencies had a positive effect on operating revenues.

First-quarter operating earnings declined by NOK 113 million compared with the same quarter in 2003. When making this comparison, it should be kept in mind that Norske Skog had a gain of NOK 143 million on power trading in January-March 2003. Power trading gains in the first quarter of 2004 were NOK 18 million. Costs increased as a result of higher pulp prices, particularly in the European magazine paper sector, and a slight increase in energy charges. The weakening of the Norwegian krone had a negative effect on expenses when consolidating foreign currencies to the group accounts. Overall, operating earnings increased by approximately NOK 120 million as a result of currency changes. The gross operating margin was essentially unchanged from the first quarter of 2003 after adjusting for the gains on power trading.

The improvement programme continued as planned. The first-quarter effect was NOK 415 million, which corresponds to an annualised effect of NOK 1 660 million.

Operating revenues for the first quarter declined by eight per cent from the fourth quarter of 2003, and operating earnings were NOK 69 million lower. This largely reflects seasonal effects, particularly in Europe, and shutdowns for modification work at three of the mills.

Impact of specific items

The table below shows how certain specific items have influenced pre-tax earnings over the past five quarters (figures in NOK million).

	Q1 04	Q4 03	Q3 03	Q2 03	Q1 03
Restructuring cost (op earnings)		135			
Power trading gain (op earnings)	18		11	37	143
Translation effects on accounts receivable and payable (op earnings)	36	9	(28)	50	32
Write-down MNI (affiliated co)		(38)			
Currency hedging gain/(loss) (financial items)	(121)	(15)	77	(128)	(213)
Gain/(loss) on sale of power stations, etc (other items)		(96)	3		907

Financial items

	Q1 04	Q1 03	2003
Net interest exp NOK mill	(182)	(247)	(897)
Gain/(loss) currency NOK mill	(121)	(213)	(278)
Other financial items NOK mill	(23)	(63)	(166)
Total financial items NOK mill	(326)	(523)	(1 341)

Total financial expenses declined by NOK 197 million from the first quarter of last year, and interest costs were down by NOK 65 million. The loss on cash flow hedging in foreign currencies totalled NOK 121 million, which reflects a three per cent weakening of the Norwegian krone against Norske Skog's trade-weighted currency index during the quarter. Because of the relatively weak krone, the level of hedging was high and was 85 per cent at 31 March. Currency hedging losses will be more than offset over time by higher operating earnings if the Norwegian krone remains at its present exchange rate.

Affiliated companies

The net loss in the quarter contributed by affiliated companies was NOK 84 million. NorskeCanada, owned 29.4 per cent by Norske Skog, accounted for a loss of NOK 81 million. The remainder derived from Malaysian Newsprint Industries, owned 34 per cent by Norske Skog.

Net result

The net result for the first quarter was a loss of NOK 140 million (NOK 1.05 per share). This loss compares with a profit of NOK 290 million (NOK 2.19 per share) in the same period of last year, which included NOK 465 million in net gains from the sale of power stations in Norway.

Cash flow

Cash flow in the first quarter increased by NOK 344 million from the same period of 2003. There was a seasonal increase in working capital of NOK 118 million over the quarter, compared with an increase of NOK 378 million in the first quarter of 2003. Cash flow per share was NOK 6.37 (2003: NOK 3.78).

Improvement 2003 programme

An improvement of NOK 415 million was achieved in the first quarter compared with the first quarter of the 2002 base year. This corresponds to an annual enhancement in competitiveness of NOK 1 660 million.

To calculate the accounting effect from the start of the programme until 31 March 2004, adjustments must be made for improvements achieved in the first quarter of 2003. These are

calculated to total NOK 115 million, which gives an accounting effect of NOK 1 255 million since 1 January 2003 and NOK 300 million for the first quarter of 2004 alone.

[illegible]	Cost level 2002 NOK mill	Reduction target NOK mill	Achieved since 1.1.03 NOK mill
Mill operations			
Payroll costs, production and maintenance	2 800	450	199
Corporate and mill overhead			
Payroll costs	800	250	170
Other prodn and admin	1 200	200	103
Supply costs			
Raw materials	4 900	150	152
Other variable costs	4 800	250	202
Maintenance, etc	2 000	200	64
Distribution costs			
Logistics and distr costs	1 800	150	112
Sales and prodn optimisation		350	248
Total	18 300	2 000	1 255

The improvement in results is compared with the 2002 base year. To ensure genuine comparisons, external factors outside Norske Skog's control have been taken into account. These include changes in paper prices, exchange rates and prices for input factors – chemical pulp, recovered paper and energy.

At 31 March 2004, Norske Skog had reduced its workforce by 871 people compared with the figure for the third quarter of 2002. Seventy-three per cent of the total downsizing has so far been completed.

Active efforts to identify further improvement measures are on-going. Continuous improvement will remain an important element in Norske Skog's mode of working going forward, and will form part of its regular work on performance targets and budgets.

Financial position

Norske Skog has a good repayment profile on its loan portfolio, with an average term to maturity of 7.2 years. The repayment schedule ensures financial flexibility. The company secured, on competitive terms, a five-year revolving credit facility of USD 500 million on 2 April. This replaces an existing undrawn USD 450 million credit from 1998.

Standard and Poor's amended Norske Skog's credit rating in April to BBB- Stable Outlook from BBB Negative Outlook. This change has no significance for interest charges on the company's long-term debt. Moody's rating remains unchanged at Baa3.

Net interest-bearing debt was virtually unchanged during the first quarter. Gearing – net interest-bearing debt divided by equity – was 0.91 at 31 March, which is line with the company's target. The weakening of the Norwegian krone during the quarter had the following effects on the balance sheet: assets up by NOK 700 million, debt increased by NOK 300 million and equity increased by NOK 400 million. Equity per share at 31 March was NOK 144.40.

At 31 March, the group had NOK 7.5 billion in liquid reserves in the form of long-term drawing rights and cash.

Investment

Capital spending on fixed assets was NOK 277 million in the first quarter, which included modifications at Norske Skog Skogn, Norske Skog Bruck and Norske Skog Saugbrugs as well as Norske Skog's share in the new PanAsia newsprint mill under construction in China's Hebei province. Contracts covering 50 per cent of the total investment for this project have now been placed, and the mill buildings are currently under construction. All signs are that the work will be completed within the estimated budget of USD 300 million.

The modifications at Norske Skog Bruck and Norske Skog Saugbrugs were carried out to meet stricter quality standards, and the subsequent start-ups have been good.

Implementing IFRS

Norske Skog will present accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. Among significant changes, amortisation of goodwill will no longer be permitted. For a more extensive description of possible changes following the conversion to IFRS, see note 1 to the accounts in Norske Skog's annual report for 2003.

Share development

A total of 243 440 shares were sold to 1 324 employees in the annual employee share sale, representing a 24 per cent increase in the number of shares, and a 28 per cent increase in the number of participants compared to last year. The shares were sold at NOK 104 each, representing a 20 per cent discount on the market price.

A total of 54 million Norske Skog shares were traded on the Oslo Stock Exchange in the first quarter, compared with 29 million in the same period of 2003. At 31 March, foreign investors owned 31.7 per cent of the company's shares compared with 37.6 per cent at 1 January. The share price at 31 March was NOK 133, corresponding to a return of 0.6 per cent so far this year, while the Oslo Stock Exchange's benchmark index increased by 11.7 per cent.

Norske Skog measures relative return over rolling two-year periods against a reference index consisting of its competitors, the Oslo exchange's benchmark index and Morgan Stanley's world index for forest industry companies. Over the two years from 31 March 2002 to 31 March 2004, the return on the Norske Skog share was 8.6 percentage points below the reference index. This primarily reflects the fact that the Oslo Stock Exchange has developed more positively than the international forest industry.

Operations and market

General comments

Demand is still developing well for newsprint in Australasia and south-east Asia, and in the European magazine paper market. Market developments elsewhere are otherwise largely unchanged from last year. As in previous years, demand in Europe during the first quarter was significantly lower than in fourth quarter of 2003.

Both delivery and production increased by three-four per cent from the first quarter of 2003, and average capacity utilisation was 92 per cent.

Production was virtually unchanged from the fourth quarter of 2003. Deliveries declined by 155 000 tonnes, which largely reflected normal seasonal factors.

Europe – newsprint

Key figures:

	Q1 04	Q1 03	2003
Op revenues NOK mill	1 956	1 786	7 558
EBITDA NOK mill	321	366	1 304
EBIT NOK mill	56	124	313
EBITDA margin %	16.4	20.5	17.3
Deliveries 1 000 t	512	490	2 051
Production 1 000 t	532	485	2 033
Production/capacity %	91	85	89

First-quarter operating revenues from newsprint were up 9.5 per cent from the corresponding period in 2003. New annual contracts in Europe resulted in a three-four per cent price decline in local currencies, but the negative effects of this have been more than offset by a weaker Norwegian krone and higher volumes. This volume increase largely stems from increased exports to South America, resulting from the termination of the Klabin joint venture in March 2003. Average prices measured in Norwegian kroner were five per cent higher than in 2003.

EBIT declined by NOK 68 million, but was NOK 32 million higher than last year after adjusting for energy trading (2003: NOK 111 million, 2004: NOK 11 million). The gross operating margin increased by 1.6 percentage points when energy trading is excluded.

Compared with the fourth quarter of 2003, first-quarter EBIT improved by NOK 22 million.

European demand for standard newsprint remains low, even though deliveries increased by one per cent from the first quarter of 2003. Total deliveries for the west European newsprint industry in the first quarter were up by four per cent from the same period of 2003. Developments were better for improved newsprint, both in western Europe and other markets. However the volumes of these qualities are much lower than for the standard product.

Europe – magazine paper

Key figures:

	Q1 04	Q1 03	2003
Op revenues NOK mill	1 716	1 561	7 226
EBITDA NOK mill	321	383	1 533
EBIT NOK mill	105	184	720
EBITDA margin %	18.7	24.5	21.2
Deliveries 1 000 t	306	309	1 387
Production 1 000 t	335	349	1 408
Production/capacity %	90	93	93

Operating revenues for magazine paper increased by 10 per cent in the first quarter compared with the same period of 2003. Despite good demand since the beginning of last year, prices have been under pressure because of excess capacity – particularly for coated magazine paper. Compared with the beginning of 2003, west European prices are down by three-four per cent measured in local currencies. This has been offset by higher prices for super calandered (SC) paper in the USA and the weaker Norwegian krone. Lower volumes for both deliveries and production reflect modification shut-downs at Norske Skog Bruck and Norske Skog Saugbrugs.

EBIT declined by NOK 79 million, compared with the first quarter of 2003. However last year's result was positively impacted by a NOK 32 million gain from energy trading compared with a gain of NOK 7 million in the first quarter of 2004. Higher pulp prices compared with last year had a negative effect of about NOK 30 million. A larger amount of regular maintenance was done for practical reasons during the modification shut-downs, which also impacted the results negatively.

EBIT for the first quarter declined by NOK 67 million from the fourth quarter of 2003, primarily because of lower volumes.

European demand for magazine paper was up by six per cent from the same quarter of last year. The increase was greatest for SC paper. Total deliveries from European magazine paper manufacturers also increased by six per cent.

South America

Key figures:

	Q1 04	Q1 03	2003
Op revenues NOK mill	253	254	1 094
EBITDA NOK mill	61	75	329
EBIT NOK mill	5	13	113
EBITDA margin %	24.0	29.9	30.3
Deliveries 1 000 t	76	77	307
Production 1 000 t	76	87	304
Production/capacity %	98	93	93

The production decline from the first quarter of 2003 is due to the fact that Norske Skog's former 50 per cent holding in the Norske Skog Klabin joint venture was included in the earlier period.

Demand in Brazil during the first quarter is estimated to have been one per cent higher than the same period of 2003, and there is a positive development in other markets too.

Australasia

Key figures:

	1/04	1/03	2002
Op revenues NOK mill	1 068	890	4 030
EBITDA NOK mill	351	261	1 175
EBIT NOK mill	156	97	455
EBITDA margin %	32.9	29.4	29.2
Deliveries 1000 t	206	202	858
Production 1000 t	221	213	861
Production/capacity %	98	95	96

Operating revenues in Australia, measured in Norwegian kroner, increased by 20 per cent from the first quarter of 2003 because of favourable exchange rates. Measured in local currencies, prices were lower than last year in both Australia and New Zealand. The region continued to deliver strong results, with EBITDA for the first quarter up by NOK 90 million from the same period of 2003, and by NOK 10 million from the fourth quarter of last year.

The positive market development experienced in 2003 continued this year, and demand for standard newsprint was four per cent higher than in 2003.

PanAsia Paper

Key figures (Norske Skog's share):

	Q1 04	Q1 03	2003
Op revenues NOK mill	610	572	2 365
EBITDA NOK mill	112	150	480
EBIT NOK mill	40	81	200
EBITDA margin %	18.4	26.2	20.3
Deliveries 1 000 t	167	147	633
Production 1 000 t	172	151	632
Production/capacity %	94	83	87

Norske Skog owns 50 per cent of PanAsia. Its proportionate share of this company's operating revenues increased by seven per cent from the first quarter of 2003. Average prices measured in Norwegian kroner declined by six per cent, but that was more than offset by a substantial volume increase. The significantly poorer operating earnings reflect weaker markets in Korea and higher raw material costs. EBIT was unchanged from the fourth quarter of 2003.

Demand declined in Korea at the start of 2004, but developments were relatively good in China and in some south-east Asian markets. Total deliveries to Asia for January and February are estimated to have increased marginally from the same period of last year.

NorskeCanada*

Key figures:

	Q1 04	Q1 03	2003
Op revenues CAD mill	399.2	385.8	1 591.2
EBITDA CAD mill	5.7	11.8	78.3
EBIT CAD mill	(39.4)	(35.5)	(111.6)
EBITDA margin %	1.4	3.1	4.9

* NorskeCanada's official accounts on a 100 per cent basis.

Norske Skog owns 29.4 per cent of NorskeCanada, and its share of the net loss totalled NOK 81 million for the first quarter compared with NOK 44 million for the same period in 2003. During the quarter, NorskeCanada had rebuild and maintenance shuts at two of its pulp mills which resulted in 30% less production than in the same period last year. The Canadian dollar has

strengthened by about seven per cent against the Norwegian krone since last year, which has negatively impacted the results Norske Skog incorporates in its accounts.

Newsprint demand increased by one per cent from the first quarter of 2003, but some of this increase likely reflects stockbuilding by customers ahead of the price increase currently being implemented. The list price was USD 545 per tonne in April up from USD 530 per tonne at 1 January.

Health and safety

The H-value (lost-time injury frequency per million working hours) was 3.2 for the 12-month period from 31 March 2003 to 31 March 2004. The corresponding figure for the calendar year was 3.6.

Outlook

As in earlier years, a seasonal upturn in European deliveries can be expected in the second quarter. It looks as if the strong demand in Australasia could also continue, and the volume trend is also positive in South America and some Asian markets. Macro-conditions and a stronger pulp market also indicate an increase in other regions, but Norske Skog is not expected to materially benefit from this until next year. Therefore, 2004 will be a weak year for the company.

As before, developments in the Norwegian krone's exchange rate will be highly significant for results. Implementing the Improvement 2003 programme has the highest priority, and the goal remains a profit enhancement of NOK 2 billion by 31 December 2004 compared with the 2002 base year.

Lysaker, 4 May 2004

The board of directors of Norske Skogindustrier ASA

This quarterly report accords with the Norwegian accounting standard for interim financial reports, and the accounts have been prepared in accordance with the accounting principles specified in the annual report for 2003.

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	Jan-Mar 04	Jan-Mar 03	2003
Operating revenue	6 075	5 555	24 068
Distribution costs	(548)	(470)	(2 103)
Other operating expenses	(4 386)	(3 902)	(17 279)
Operating earnings before depreciation	1 141	1 183	4 686
Depreciation and amortisation	(874)	(803)	(3 285)
Operating earnings before provision for restructuring costs	267	380	1 401
Provision for restructuring costs	-	-	135
Operating earnings	267	380	1 536
Earnings from affiliated companies 1)	(84)	(54)	(239)
Financial items	(326)	(523)	(1 341)
Other items	-	907	814
Earnings before taxation	(143)	710	770
Taxation	4	(420)	(364)
Net earnings	(139)	290	406
The minority's share of net earnings	1	-	4
The majority's share of net earnings	(140)	290	402
Earnings per share	(1.05)	2.19	3.04
Earnings per share fully diluted	(1.05)	2.19	3.04

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	31.03.2004	31.03.2003	31.12.2003
Intangible fixed assets	4 669	4 828	4 727
Operational fixed assets	32 087	32 032	31 870
Long-term receivables and affiliated companies	2 671	2 658	2 622
Fixed assets	39 427	39 518	39 219
Inventory	2 719	2 327	2 321
Receivables	3 724	3 501	3 868
Short term investments	499	403	596
Liquid assets	613	341	334
Current assets	7 555	6 572	7 119
Total assets	46 982	46 090	46 338
Paid in equity	8 434	8 424	8 445
Retained earnings	11 081	10 542	10 774
Minority interests	204	163	197
Shareholders' equity	19 719	19 129	19 416
Deferred taxes	2 493	2 802	2 497
Interest-free long-term liabilities and other obligations	862	914	872
Interest bearing long-term liabilities	17 831	17 313	18 033
Interest free current liabilities	5 056	5 067	4 864
Interest bearing current liabilities	1 021	865	656
Total liabilities and shareholders' equity	46 982	46 090	46 338

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	Jan-Mar 04	Jan-Mar 03	2003
Europe			
Newsprint	1 956	1 786	7 558
Magazine paper	1 716	1 561	7 226
Total Europe	3 672	3 347	14 784
South America			
Newsprint	253	254	1 094
Australasia			
Newsprint	1 068	890	4 030
Asia			
Newsprint	610	572	2 365
Other activities			
Other industry Norway	150	128	533
Other revenues	434	442	1 613
Total other activities	584	570	2 146
Staff/eliminations	(112)	(78)	(351)
Total group	6 075	5 555	24 068

Operating Earnings before Depreciation

NOK million	Jan-Mar 04	Jan-Mar 03	2003
Europe			
Newsprint	321	366	1 304
Magazine paper	321	383	1 533
Total Europe	642	749	2 837
South America			
Newsprint	61	75	329
Australasia			
Newsprint	351	261	1 175
Asia			
Newsprint	112	150	480
Other activities			
Other industry in Norway	14	4	53
Other revenues	-	-	-
Total other activities	14	4	53
Staff/eliminations	(39)	(56)	(188)
Total group	1 141	1 183	4 686

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	Jan-Mar 04	Jan-Mar 03	2003
Europe			
Newsprint	56	124	313
Magazine paper	105	184	720
Total Europe	161	308	1 033
South America			
Newsprint	5	13	113
Australasia			
Newsprint	156	97	455
Asia			
Newsprint	40	81	200
Other activities			
Other industry in Norway	6	(6)	16
Other revenues	-	-	-
Total other activities	6	(6)	16
Staff/eliminations	(101)	(113)	(416)
Restrucutring costs	-	-	135
Total group	267	380	1 536

Production by Product/Area

(1,000 tonnes)	Jan-Mar 04	Jan-Mar 03	2003
Europe			
Newsprint	532	485	2 033
Magazine paper	335	349	1 408
South America			
Newsprint	76	87	304
Australasia			
Newsprint	221	213	861
Asia			
Newsprint	172	151	632
Norske Skog total:			
Total newsprint	1 001	936	3 830
Total magazine paper	335	349	1 408
Total publication paper	1 336	1 285	5 238

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02
Operating revenue	1 141	6 571	6 115	5 826	5 555	6 032	5 815	5 898	4 676
Operating earnings before depreciation	1 141	1 158	1 221	1 123	1 183	1 194	1 134	1 468	1 401
Depreciation and amortisation	874	815	849	818	803	762	822	842	865
Operating earnings before provision for restructuring costs	267	343	372	305	380	432	312	626	536
Restructuring costs	-	135	-	-	-	(600)	-	-	-
Operating earnings	267	478	372	305	380	(168)	312	626	536
Earnings before taxation	(143)	44	173	(160)	710	(52)	(62)	677	243
The majority's share of net earnings	(140)	255	45	(190)	290	374	182	465	141

Quarterly comparison

NOK million	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02
Operating revenue									
Europe	3 672	4 087	3 810	3 538	3 347	3 654	3 563	3 522	3 348
South America	253	272	271	297	254	291	247	264	305
Australasia	1 068	1 100	1 078	963	890	942	911	1 030	954
Asia	610	637	587	569	572	681	698	691	618
Other activities	584	574	466	537	570	539	450	411	531
Staff/eliminations	(112)	(99)	(97)	78	(78)	(25)	(54)	10	(80)
Total operating revenue	6 075	6 571	6 115	5 982	5 555	6 082	5 815	5 898	5 676
Operating earnings before depreciation									
Europe	642	656	786	647	749	692	651	854	769
South America	61	87	53	115	75	81	56	45	98
Australasia	351	341	297	276	261	241	245	345	365
Asia	112	93	103	129	150	180	222	252	211
Other activities	14	30	13	6	4	40	16	18	31
Staff/eliminations	(39)	(49)	(36)	(50)	(55)	(40)	(57)	(46)	(73)
Total operating earnings before depr.	1 141	1 158	1 221	1 123	1 183	1 194	1 134	1 468	1 401
Operating earnings									
Europe	161	206	324	195	303	268	203	405	313
South America	5	36	-	63	13	16	(10)	(27)	12
Australasia	156	143	112	103	97	86	93	174	193
Asia	40	41	25	53	81	115	139	177	132
Other activities	6	21	3	(3)	(6)	26	1	3	17
Restructuring costs	-	135	-	-	-	(600)	-	-	-
Staff/eliminations	(101)	(104)	(92)	(106)	(113)	(79)	(114)	(106)	(131)
Total operating earnings	267	478	372	305	380	(168)	312	626	536

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Mar 04	Jan-Mar 03	2003
Net operating margin before restructuring costs %	1	4.4	6.9	5.8
Net operating margin after restructuring costs %	1	4.4	6.9	6.3
Gross operating margin before restructuring costs %	2	18.8	21.3	19.5
Gross operating margin after restructuring costs %	2	18.8	21.3	20.0
Equity ratio %	3	42.0	41.5	41.9
Equity ratio excl. minority interests %	4	41.5	41.1	41.5
Net interest bearing debt		17 740	17 434	17 759
Net debt/equity		0.90	0.91	0.91
Net debt/equity excl. minority interests		0.91	0.92	0.92
Earnings per share after taxes	5	(1.05)	2.19	3.04
Earning per share - fully diluted		(1.05)	2.19	3.04
Cash flow per share after taxes	6	6.37	3.78	22.45
Cash flow per share - fully diluted		6.37	3.78	22.45

Definitions:

1 : Net operating margin = operating earnings : operating revenue

2 : Gross operating margin = (operating earnings + ordinary depreciation + restructuring costs) : operating revenue

3 : Equity ratio = (shareholders' equity + minority interests) : total assets

4 : Equity ratio excl. minority interests = shareholders' equity : total assets

5 : Earnings per share = net earnings : average number of shares

6 : Cash flow per share = net cash flow from operating activities : average number of shares

Statement of cash flow

NOK million	Jan-Mar 04	Jan-Mar 03	2003
Cash flow from operating activities			
Cash generated from operations	6 259	5 893	23 948
Cash used in operations	(5 236)	(5 088)	(19 731)
Cash from net financial items	(170)	(221)	(1 059)
Taxes paid	(9)	(84)	(185)
Net cash flow from operating activities	844	500	2 973
Cash flow from investment activities			
Investments in operational fixed assets	(277)	(187)	(1 200)
Sales of operational fixed assets	2	12	15
Other investments	-	-	(179)
Net cash from sold shares in subsidiaries 1)	-	1 268	1 294
Net cash flow from investment activities	(275)	1 093	(70)
Cash flow from financial activities			
Net change in long-term liabilities	(813)	(1 453)	(1 665)
Net change in short-term liabilities	432	(286)	(454)
Dividend paid 2)	(12)	-	(795)
New equity	-	-	59
Net cash flow from financial activities	(393)	(1 739)	(2 855)
Translation difference	6	22	14
Total change in liquid assets	182	(124)	62

1) In 2003 the amount mainly consists of cash from sale of power stations in Norway.

2) For Q1 2004 the amount relates to dividend paid to minority shareholders in PanAsia

Norske Skog

NORSKE SKOGINDUSTRIER ASA

Change in Equity

NOK million	31.03.2004	31.03.2003	31.12.2003
Total equity excluding minority interest 1 January	19 219	17 764	17 764
Earnings	(140)	290	402
Provision for dividend			(795)
Change in own shareholding	33	-	14
Currency translation adjustments and other	403	912	1 834
Total equity excluding minority interests	19 515	18 966	19 219

Norske Skog

Q1 2004

Conference Call

May 4, 2004

Norske Skog

Q1 2004

Conference Call

May 4, 2004

Q1 2004 Wrap-up

- Financials:
  - Revenue NOK 6.1 billion (+ 9.4 % vs Q 1 03)
  - EBITDA margin 18.8 % (21.3 % in Q1 03); ex. energy trading 18.5 % (18.7 %)
  - Lower prices in most markets, but positive impact from higher volumes, weaker NOK and Improvement Programme
- Markets:
  - Good development for magazine paper, and for newsprint in Australasia and SE Asia.
  - Elsewhere: Largely unchanged, but March was encouraging (in Europe)
- Strategic:
  - Improvement 2003: NOK 415 mill in savings in Q 1 04
  - Hebei PM in China: Site preparation and building construction going as planned.

Improvement 2003 Progress

- Achieved [illegible]provement Q1 2004: NO[illegible]15 million
- Yearly impact of N[illegible] 1,660 million in im[illegible]ved competitiveness
- P&L effect since s[illegible] of program: NOK 1,[illegible] million
- Achieved 63% of target NOK 2 billion



Quarterly Improvement Since Program Start
NOK million
600
500
400
300
200
100
0
115
205
290
345
Average improvement required in 2004 to achieve goal of NOK 2 billion savings
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

Improvement 2003

Q1 2004 EBIT Reconcili...



NO
500
400
300
-600
Financials
Q1 2004

Financials
Q1 2004

Headlines Q1 2004

Revenue	6,075	5,555	6,571
EBITDA	1,141	1,183	1,158
EBIT before restructuring costs	237	300	343
EBIT	207	380	478
Net profit	-140	200	257
Free cash flow	557	1,593	1,097
EBITDA margin	18.8%	21.3%	17.6%
EBITDA margin, excl of energy trading	18.5%	18.7%	17.6%
EBIT margin	3.4%	6.9%	5.2%
Gearing	0.91	0.92	0.92

P&L Account
Q1 2004 vs Q1 2003

(NOK mill.)	1Q2004	1Q2003	Change
[illegible]	[illegible]	[illegible]	[illegible]
Distribution costs	[illegible]	[illegible]	[illegible]
Operating expenses	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Restructuring costs	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Affiliated companies	[illegible]	[illegible]	[illegible]
Financial items	[illegible]	[illegible]	[illegible]
Other items	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Taxes	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Earnings per share (NOK)	[illegible]	[illegible]	[illegible]
EBITDA margin	[illegible]	[illegible]	[illegible]
EBIT margin before restructuring costs	[illegible]	[illegible]	[illegible]

EBITDA Margin 1999-2004



%
30
25
20
15
10
5
0
21.9
21.9
21.6
19.5
25.0
25.4
25.6
22.8
29.4
26.1
29.1
26.2
24.7
24.9
19.5
19.6
21.3
19.3
20.0
17.6
18.0
Average:
22.9%
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01
4/01
1/02
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04

Financial Items

(NOK mill.)	1Q 2004	1Q 2003	4Q 2003	2003
Net interest costs	-182	-247	[illegible]	-897
Currency gain/loss*	-121	-213	-15	-278
Other financial items	-23	-13	[illegible]	-166
Net interest-bearing debt	[illegible] 730	17 434	17 [illegible]	17 730
Average interest cost	[illegible] %	5,7 %	5,0 %	5,1 %

*Currency loans, forward contracts, o[illegible]



4Q 2001
1Q 2002
2Q 2002
1Q 2003
0
-200
-400
Development Financial Items

NOK - A Volatile Currency

- NOK against the "NSG index":
  - Appreciation of 17.1% in 2002
  - Depreciation of 9.3% in 2003
  - Depreciation of 3% Q1 2004
- Approximate currency distribution of cash flow:
  - EUR: 40%
  - GBP: 30%
  - USD: 20%
  - AUD: 20%
  - NZD: -13%
  - Other: 3%



NSG Fx Index (1/1/02=100)
100.0
95.0
90.0
85.0
80.0
75.0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
92.0
87.8
86.0
88.2
91.2
90.0
90.6
94.5
93.3
Index Average Index end of Q

Balance Sheet

(NOK mill)	Q1 2004	Q4 2003	Change
Intangible fixed assets	[illegible]	[illegible]	[illegible]
Operational fixed assets	[illegible]	[illegible]	[illegible]
Securities and long-term financial assets	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Inventory	[illegible]	[illegible]	[illegible]
Receivables	[illegible]	[illegible]	[illegible]
Short term investments	[illegible]	[illegible]	[illegible]
Liquid assets	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Equity	[illegible]	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax	[illegible]	[illegible]	[illegible]
Interest free long term liabilities	[illegible]	[illegible]	[illegible]
Interest bearing long term liabilities	[illegible]	[illegible]	[illegible]
Interest free current liabilities	[illegible]	[illegible]	[illegible]
Interest bearing current liabilities	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Balance Sheet - Currency Effect

Gross Assets less non-interest bearing debt	
Distribution as of 31.03.2004:	
NOK	20%
Euro	35%
AUD+NZD	20%
USD	12%
CAD	4%
KRW	7%
Other	2%

Increase in 2004: ~ NOK 700 mill.

Debt	
Distribution as of 31.03.2004:	
Euro	49%
AUD+NZD	21%
USD	18%
CAD	4%
KRW	7%
Other	1%

Increase in 2004: ~ NOK 300 mill.

Increased equity ~ NOK 400 mill.

Cash flow
Q1 2004 vs Q1 2003

NOK million	Q1 2004	Q1 2003	Change
[illegible]	[illegible]	[illegible]	[illegible]
Change in working capital	[illegible]	[illegible]	[illegible]
Operational Cash Flow	[illegible]	[illegible]	[illegible]
Ordinary investments	[illegible]	[illegible]	[illegible]
Sales of operation fixed assets	[illegible]	[illegible]	[illegible]
Operational Cash Flow after ord. investments and divestments	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Operational Cash Flow after investments and divestments	[illegible]	[illegible]	1,150
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Change in net interest bearing debt	[illegible]	[illegible]	[illegible]

Improvement 2003

[illegible]

Norske Skog

Improvement 2003

Improvement 2003 Status

- Achieved improvement of NOK [illegible] million since inception
- Achieved cost [illegible] NOK [illegible]
- Program target remains NOK 2 billion
- Demanning achieved: 871 employees

Improvement 2003 Progress

[illegible]	Baseline Cost (NOK million)	Reduction Target (NOK million)	Improvement Q1 2004 [illegible] Q1 2003	Achieved Q1 2003	Achieved Q1 2004	Achieved [illegible]	Percent of NOK Target (%)

Market Update

Market Update

Market Update - May 2004
Volumes: Comparison Q 1 04/Q 1 03

Newsprint:

Europe:
- Demand: +1 %
- Reference Price: € 430/t

North America:
- U.S. Consumption: -2.6 %
- N. Am. Demand: +1.1 %
- Reference Price: US$ 545/t

South America:
- Demand Brazil: + 1 %

Australasia:
- Demand: [illegible]

Magazines:

Europe:
- SC demand: + 10.4 %
- Reference Price: € 610/t
- LWC demand: + 4.5 %
- Reference Price: € 695/t

North America:
- SC demand: + 2.9 %
- LWC demand: + 5.8 %

Asia:
- Demand: Slight increase (Estimate)
- Korea: Still weak; demand increase in other markets
- Spot markets: Price ~US$ 500/t; further increases are announced

More information

Norske Skog's web site

www.norske-skog.com

Norske Skog

Q1 2004

Investor Relations

VP, Investor Relations

Investor Relations

Phone

+47

May 4, 2004

Norske Skog

Q1 2004

May 4, 2004

Q1 2004 Wrap-up

- Financials:
  - Revenue NOK 6.1 billion (+ 9.4 % vs Q 1 03)
  - EBITDA margin 18.8 % (21.3 % in Q1 03); ex. energy trading 18.5 % (18.7 %)
  - Lower prices in most markets, but positive impact from higher volumes, weaker NOK and Improvement Programme
- Markets:
  - Good development for magazine paper, and for newsprint in Australasia and SE Asia.
  - Elsewhere: Largely unchanged, but March was encouraging (in Europe)
- Strategic:
  - Improvement 2003: NOK 415 mill in savings in Q 1 04
  - Hebei PM in China: Site preparation and building construction going as planned.

Improvement 2003 Progress

- Achieved improvement Q1 2004: NOK 415 million
- Yearly impact of NOK 1,660 million in improved competitiveness
- P&L effect since start of program: NOK 1,255 million
- Achieved 63% of target NOK 2 billion



Quarterly Improvement Since Program Start
NOK million
600
500
400
300
200
100
0
115
290
345
Average improvement required in 2004 to achieve goal of NOK 2 billion savings
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

Improvement 2003
Q1 2004 EBIT Reconciliation



500
400
300
Financials
Q1 2004

Norsk Hydro (logo)

Financials
Q1 2004

Headlines Q1 2004

Revenue	6,075	5,555	6,571
EBITDA	1,141	1,183	1,158
EBIT before restructuring costs	267	3[illegible]0	343
EBIT	267	380	478
Net profit	-140	290	257
Free cash flow	387	1,593	1,097
EBITDA margin	18.8%	21.3%	17.6%
EBITDA margin, excl of energy trading	18.5%	18.7%	17.6%
EBIT margin	4.4%	6.9%	5.2%
Gearing	0.91	0.92	0.92

P&L Account
Q1 2004 vs Q1 2003

(NOK mill.)	[illegible]	[illegible]	Change
Distribution costs			
Operating expenses			
Depreciation			
Restructuring costs			
Affiliated companies			
Financial items			
Other items			
Taxes			
Minority interests			
Earnings per share (NOK)			
EBITDA margin			
EBIT margin before restructuring costs			

P&L Account
Q1 2004 vs Q4 2003

(NOK mill.)	1Q2004	4Q2003	Change
[illegible]	[illegible]	[illegible]	[illegible]
Distribution costs	[illegible]	[illegible]	[illegible]
Operating expenses	[illegible]	[illegible]	[illegible]
[illegible]DA	[illegible]	[illegible]	[illegible]
Deprec[illegible]	[illegible]	[illegible]	[illegible]
[illegible] before [illegible]	[illegible]	[illegible]	[illegible]
Restruc[illegible] costs	[illegible]	[illegible]	[illegible]
[illegible] after [illegible]	[illegible]	[illegible]	[illegible]
Affiliated [illegible]panies	[illegible]	[illegible]	[illegible]
Financial items	[illegible]	[illegible]	[illegible]
Other items	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Taxes	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Earnings per share (NOK)	[illegible]	[illegible]
EBITDA margin	[illegible]	[illegible]
EBIT margin before restructuring costs	[illegible]	[illegible]

Operating Profit per Quarter


1Q 2003
1Q 2004

EBITDA Margin 1999-2004



%
30
25
20
15
10
5
0
21.9
21.8
21.6
19.5
25.0
25.4
25.6
23.8
29.4
26.1
29.1
26.2
24.7
24.9
19.5
19.6
21.3
19.3
20.0
17.6
18.9
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01
4/01
1/02
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
Average:
22.9%

Financial Items

(NOK mill.)	1Q 2004	1Q 2003	4Q 2003	2003
Net interest costs	-1[illegible]2	-247	-[illegible]	-[illegible]97
Currency gain/loss*	-121	-213	-1[illegible]	-278
Other financial items	-2[illegible]	-[illegible]	-[illegible]	-16[illegible]
Net interest-bearing debt	[illegible]7[illegible]	17 434	17 7[illegible]	17 7[illegible]
Average interest cost	[illegible] %	[illegible],7 %	[illegible],0 %	[illegible] %

*Currency loans, forward contracts, op[illegible]



0
-200
-400
4Q 2001
1Q 2002
2Q 2002
1Q 2003
Development Financial Items

NOK – A Volatile Currency

- NOK against the "NSG index":
  - Appreciation of 17.1% in 2002
  - Depreciation of 9.3% in 2003
  - Depreciation of 3% Q1 2004

- Approximate currency distribution of cash flow:
  - EUR: 40%
  - GBP: 30%
  - USD: 20%
  - AUD: 20%
  - NZD: -13%
  - Other: 3%



NOK Fx Index (1/1/02=100)
100.0
95.0
90.0
85.0
80.0
75.0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
91.5
91.2
94.5
Index Average
Index end of Q

Nordic Shipping

Balance Sheet [illegible]

(NOK mill)	Q1 2004	Q4 2003	Change
Intangible fixed assets	[illegible]	[illegible]	[illegible]
Operational fixed assets	[illegible]	[illegible]	[illegible]
Securities and long-term financial assets	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Inventory	[illegible]	[illegible]	[illegible]
Receivables	[illegible]	[illegible]	[illegible]
Short term investments	[illegible]	[illegible]	[illegible]
Liquid assets	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Equity	[illegible]	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax	[illegible]	[illegible]	[illegible]
Interest free long term liabilities	[illegible]	[illegible]	[illegible]
Interest bearing long term liabilities	[illegible]	[illegible]	[illegible]
Interest free current liabilities	[illegible]	[illegible]	[illegible]
Interest bearing current liabilities	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Norske Skog

Balance Sheet - Currency Effect

Gross Assets less non-interest bearing debt		Debt	
Distribution as of 31.03.2004:		**Distribution as of 31.03.2004:**	
NOK	20%	Euro	49%
Euro	35%	AUD+NZD	21%
AUD+NZD	20%	USD	18%
USD	12%	CAD	4%
CAD	4%	KRW	7%
KRW	7%	Other	1%
Other	2%		
Increase in 2004: ~ NOK 7[illegible] mill.		Increase in 2004: ~ NOK 300 mill.	

Increased equity ~ NOK 400 mill.

Debt Maturity Schedule Q1



DEBT MATURITY SCHEDULE
Norske Skog & Pan Asia Paper
Pan Asia Paper
Norske Skog
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK million
591
335
229
148
49
2004
2005
2006
2007
2008
2009
2010
2011
2015
2033
YEAR

Norske Skog

Cash flow
Q1 2004 vs Q1 2003

(NOK mill)	Q1 2004	Q1 2003	Change
EBITDA	1,141	1,183	-42
Change in working capital	-118	-378	260
Ordinary invesments	-277	-187	-90
Sale of operation fixed assets	2	12	-10
Strategic Investments	0	0	0
Other investments/ divestments	0	1,268	-1,268
Cash from net financial items	-170	-221	51
Taxes paid	-9	-84	75
Dividend received	0	0	0
Dividend paid 1)	-12	0	-12
New equity	0	0	0
FX on cash and debt	[illegible]	-823	286
			0

* Net cash flow from operating activities = EBITDA + Change in Working Capital + Cash from net financial items + Taxes paid

1) Dividend distribution to minority interest in PanAsia

Cash flow
Q1 2004 vs Q4 2003

(NOK mill)	Q1 2004	Q4 2003	Change
EBITDA	1,141	1,158	-17
Change in working capital	-118	492	-610
Ordinary invesments	-277	-493	216
Sale of operation fixed assets	2	0	2
Strategic Investments	0	0	0
Other investments/ divestments	0	38	-38
Cash from net financial items*	-170	-151	-19
Taxes paid	-9	53	-62
Dividend received	0	0	0
Dividend paid 1)	-12	0	-12
New equity	0	59	-59
FX on cash and debt	-537	-356	-181
			0

* Net cash flow from operating activities = EBITDA + Change in Working Capital + Cash from net financial items + Taxes paid

1) Dividend distribution to minority interest in PanAsia

Key Financial Figures

		Q1 2004	2003	2002
EBITDA margin after restructuring costs	%	[illegible]	20	19.0
EBIT margin after restructuring costs	%	[illegible]	6.3	5.6
Equity ratio, incl minorities	%	[illegible]	41.9	39.9
Gearing incl. minorities*		0.90	0.92	1.02
EPS, fully diluted	NOK	-1.05	3.04	8.79
Equity per share, excl. minorities	NOK		144.4	133.4

*Gearing = Net interest bearing debt/Equity

Figures by Regions
Q1 2004 vs Q4 2003

	Revenue		EBITDA		EBIT	
	1Q2004	4Q2003	1Q2004	4Q2003	1Q2004	4Q2003
Europe	3,672	4,087	[illegible]	656	[illegible]	206
South America	[illegible]	272	[illegible]	87	[illegible]	36
Australasia	[illegible]	1,100	[illegible]	341	156	143
Asia	[illegible]	637	112	93	40	41
Other activities*	[illegible]	574	[illegible]	30	[illegible]	21
Staff/Eliminations	-112	-99	[illegible]	-49	-101	-104
Restructuring costs	0	0	0	0	0	135

**Particle boards, etc. in Norway*

Norske Skog

Figures by Products
Q1 2004 vs Q4 2003

	Revenues		EBITDA		EBIT	
	Q1 2004	Q4 2003	Q1 2004	Q4 2003	Q1 2004	Q4 2003
Newsprint, etc.	[illegible]	4 031	[illegible]	800	[illegible]	254
Magazine paper	[illegible]	2 015	[illegible]	377	[illegible]	172
Other activities*	[illegible]	574	[illegible]	30	0	21
Staff/Eliminations	-112	-99	[illegible]	-49	[illegible]	-104
Restructuring cost	0	0	0	0	0	135
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

**Inclusive internal eliminations/other activities in the regions*

Production
Q1 2004 vs Q4 2003

('000 tons)	[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]2003
Europe	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	870
South America	[illegible]	[illegible]	0	0	[illegible]	75
Australasia	[illegible]	[illegible]	0	0	[illegible]	221
Asia	[illegible]	[illegible]	0	0	[illegible]	168

Deliveries
Q1 2004 vs Q4 2003

	Underground [illegible]		[illegible] Power		Total	
[illegible]	Q1 2004	Q4 2003	Q1 2004	Q4 2003	Q1 2004	Q4 2003
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Australia	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Consolidated	[illegible]		[illegible]	[illegible]	[illegible]	

Improvement 2003

Improvement 2003

Improvement 2003 Status

- Achieved improvement of NOK [illegible] million since inception
- Achieved [illegible]: NOK 279 ([illegible])
- Program target remains NOK 2 billion
- Demanning achieved: 871 employees

Improvement 2003 Progress

Item	Baseline Cost (NOK million)	Reduction Target (NOK million)	Improvement Q1 2004 Relative to Q1 2002	Achieved Q1 2003	Achieved Q1 2004	Achieved program to date	Percent of NOK Target (%)
Mill Operations							
Production and Maintenance Labour	2,800	450	61	23	35	198	44.0 %
Corporate and Mill Overhead							
Labour SG&A	800	250	55	9	43	171	68.4 %
Other Production and Admin	1,200	200	45	10	35	108	54.0 %
Supply Cost							
Raw Materials	4,900	150	50	22	28	152	101.3 %
Other variable costs	4,800	250	76	16	60	202	80.8 %
Maintenance and other supply costs	2,000	200	10	0	1	64	32.0 %
Distribution Cost							
Logistics & Distribution costs	1,800	150	48	5	43	112	74.7 %
Sales & Operations [1]		350	70	18	52	248	70.8 %
Total	18,300	2,000	415	115	300	1,255	62.7 %

[1] Includes target of NOK 100 million in savings in interest costs from lower working capital

Norske Skog

Demanning is Well Underway

Item	Reduction Target (FTEs)	Reduction (FTEs)	Percent of FTE Target (%)
Mill Operations Prod and Maint Labour	850	653	77 %
Corp and Mill Overhead Labour SG&A	350	218	62 %
Total	1,200	871	73 %


The Number of Employees has Declined According to Plan
Number of Employees
8000
7500
7000
6500
6000
5500
5000
Target
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

Costs Have Declined by NOK 279 per tonne After Adjustments

Per tonne calculations	2002 Full year	2003 YTD March	2003 YTD March	2004 YTD March
Baseline	[illegible]	[illegible]	[illegible]	[illegible]
Cost per tonne	[illegible]	[illegible]	[illegible]	[illegible]
Difference per tonne	[illegible]	[illegible]	[illegible]	279

Regions and Markets

Regions and Markets

Newsprint - North America

- Total U.S. consumption:
  - Y/Y Mar: - 3.6%
  - Q1 04/Q1 03: -2.6%
  - Q1 04/Q4 03: -7.5%
- Total N. Am demand:
  - Y/Y Mar: +3.1%
  - Q1 04/Q1 03: +1.1%
- Price: Around US$ 545/tonne (48.8 gsm)
  - translates to €500/t (45 gsm)
- Total inventories 11.8% below 5-year average



3400
3300
3200
3100
3000
2900
2800
2700
2600
2500
Q1
Q2
Q3
Q4
2000
2001
2002
2003
2004



800
700
600
500
400
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004

Newsprint - Europe

- Demand in West Europe:
  - Y/Y Mar: +6.9%
  - Q1 04/Q1 03: +1.0%
  - Q1 04/Q4 03: -9.1%

- Total deliveries from West Europe:
  - Y/Y Mar: +8.3%
  - Q1 04/Q1 03: +3.9%
  - Q1 04/Q4 03: -8.4%

- Total deliveries from N. Am to West Europe:
  - Y/Y Mar: -6.2%
  - Q1 04/Q1 03: -13.5%

- Reference price Q1:
  - €480/t, down 3% from Q4 03



Newsprint Demand in W. Europe
2,600
2,500
2,400
2,300
2,200
2,100
2,000
Q1
Q2
Q3
Q4
2000
2001
2002
2003
2004



700
650
600
550
500
450
400

Norske Skog

Norske Skog Europe Newsprint

(NOK mill.)	1Q 2004	1Q 2003	4Q 2003
EBITDA margin	[illegible]	20.5 %	13.5 %
EBITDA margin, ex energy trading	[illegible]	14.3 %	13.5 %
Production ('000 tons)	[illegible]	[illegible]	520
Deliveries	[illegible]	[illegible]	557

SC Magazine Paper - Europe

- Demand in West Europe:
  - Y/Y Mar: +20.6%
  - Q1 04/Q1 03: +10.4%
  - Q1 04/Q4 03: -10.6%
- Total deliveries from West Europe:
  - Y/Y Mar : +12.3%
  - Q1 04/Q1 03: +9.1%
  - Q1 04/Q4 03 : -13.3%
- Healthy order book
- Reference price Q4:
  - €610/t, down 1.6% from Q4 03



Q1
Q2
Q3
Q4
2000
2001
2002
2003
2004



800
750
700
650
600
550
500
1Q 1994
1Q 1995
1Q 1996
1Q 1997
1Q 1998
1Q 1999
1Q 2000
1Q 2001
1Q 2002
1Q 2003
1Q 2004

LWC Magazine Paper - Europe

- Demand in West Europe:
  - Y/Y Mar: +13.2%
  - Q1 04/Q1 03: +4.5%
  - Q1 04/Q4 03: -13.2%
- Total deliveries from West Europe:
  - Y/Y Mar: +11.5%
  - Q1 04/Q1 03: +4.9%
  - Q1 04/Q4 03: -11.1%
- Healthy order book
- Reference price Q4:
  - €695/t, down 1.2% from Q4



2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
Q1
Q2
Q3
Q4
2000
2001
2002
2003
2004



1000
950
900
850
800
750
700
650
600

Magazine Paper - Europe and North America

- Europe:
  - Volumes YTD Mar vs 2003:
    - SC demand: +10.4%
    - SC shipments: +9.1%
    - LWC demand: +4.5%
    - LWC shipments +4.9%
  - Marginal price reductions from Q4
- North America:
  - Volumes YTD Mar vs 2003:
    - SC demand: +2.9%
    - SC imports: -2.7%
    - LWC demand: +5.8%
    - LWC imports: -13.4%
  - Price increases implemented


SC
LWC


SC
LWC

Norske Skog Europe Magazine Paper

(NOK mill.)	1Q 2004	1Q 2003	4Q 2003
	Quarter		
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA margin	18.7 %	24.5 %	18.7 %
EBITDA margin, ex energy trading	18.3 %	22.5 %	18.7 %
[illegible]	[illegible]	[illegible]	[illegible]
Production ('000 tons)	[illegible]	349	350
[illegible]	[illegible]	[illegible]	[illegible]
Deliveries	303	309	383
[illegible]	[illegible]	[illegible]	[illegible]

Norske Skog

Norske Skog Europe
Quarterly Figures



23,0 %
24,2 %
22,3 %
19,0 %
17,5 %
11,5 %
5,7
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Newsprint - Other Regions

- South America:
  - Demand YTD 2004 in Brazil: +1% vs Q1 03; positive trend in some other countries
- Australasia:
  - Demand YTD 2004: +4% vs Q1 03
  - Price NZ: -4% as of Jan 1, 2004
- Asia:
  - Demand YTD 2004: Marginal increase vs Q1 03
  - Korea: Still weak
  - Other markets: Demand increase
  - Spot markets: Prices in Q1 04 approx US$500/t, further increases announced

Norske Skog South America Newsprint

(NOK mill.)	1Q 2004	1Q 2003	4Q 2003
	Quarter		
EBITDA margin	24.0 %	29.5 %	[illegible] %
Production ('000 tons)	[illegible]	87	75
Deliveries	[illegible]	77	76

Norske Skog South America
Quarterly Figures


32.1 %
22.7 %
30.0 %
32.9 %
24.0 %
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
EBIT (NOK mill.)
EBIT margin
EBITDA (NOK mill.)
EBITDA margin

Norske Skog Australasia Newsprint

([illegible] mill.)	Quarter 1Q 2004	1Q 20[illegible]	[illegible] 2003
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA margin	32,9 %	29[illegible]	[illegible],0 %
[illegible]	[illegible]	[illegible]	[illegible]
Production *('000 tons)*	221	213	221
[illegible]	[illegible]	[illegible]	[illegible]
Deliveries	206	202	228
[illegible]	[illegible]	[illegible]	[illegible]

Norske Skog Australasia Quarterly Figures


1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004

EBIT (NOK mill.) EBITDA (NOK mill.)
EBIT margin EBITDA margin

Pan Asia (50%)
Newsprint

(Mill. NOK)	Quarter		
	1Q 2004	1Q 2003	4Q 2003
EBITDA margin	18,4 %	26,2 %	14,5 %
Production ('000 tons)	373	[illegible]	[illegible]
Deliveries	[illegible]	[illegible]	[illegible]

Pan Asia
Quarterly Figures



1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Nordic Sugar

NorskeCanada (100%)

(CAD mill.)	1Q 2004	1Q 2003	4Q 2003
	Quarter		
[illegible]	[illegible]	[illegible]	[illegible]
EBIT	[illegible]	-35,5	-16,4
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA margin	1,4 %	3,1 %	7,6 %
[illegible]	[illegible]	[illegible]	[illegible]
Production ('000 tonnes)			
News and Magazine	478	461	465
[illegible]	[illegible]	[illegible]	[illegible]

P&L account per year

(NOK mill.)	Q1 2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Operating expenses	-4 034	-19 332	-18 273	-21 935	-20 033	-14 236	-11 805	-11 089	-10 217	-9 216	-7 822	-6 437	-7 029	-7 537	-8 203
Depreciation	-820	-3 285	-3 292	-3 323	-2 380	-1 689	-1 323	-1 140	-1 132	-832	-616	-552	-575	-565	-548
Restructuring costs	-	135	-400	0	0	0	0	0	0	0	0	0	0	0	0
Affiliated companies	-84	-239	-290	16	34	25	66	22	74	60	-137	-116	-183	23	40
Financial items	-323	-1 341	-405	-1 376	-1 394	-149	-429	-455	-262	-225	-262	-165	-432	-153	-209
Other items	-	814	195	158	170	-160	-	-	-	-	-	-	-	110	-
Taxes	4	-364	362	-1 224	-837	-499	-387	-62	-415	-637	-127	-51	143	-232	-841
Minorities	-1	-4	-6	-166	-226	-26	-10	2	4	1	[illegible]	6	-3	-2	-2
EBITDA margin	10,5%	10,5 %	22,1 %	27,7 %	24,8 %	21,1 %	20,8 %	16,7 %	23,0 %	23,6 %	14,7 %	11,6 %	7,0 %	12,2 %	17,0 %
EBIT margin	4,4%	5,0 %	8,1 %	16,8 %	15,8 %	11,8 %	11,9 %	8,1 %	14,4 %	19,9 %	8,0 %	4,1 %	-0,6 %	5,0 %	11,4 %

P&L account per quarter

(NOK mill.)	1Q-04	4Q-03	3Q-03	2Q-03	1Q-03	4Q-02	3Q-02	2Q-02	1Q-02	4Q-01	3Q-01	2Q-01	1Q-01
Operating expenses	-4 094	-5 413	-4 894	-4 703	-4 372	-4 888	-4 631	-4 430	-4 275	-4 837	-4 919	-6 033	-6 036
Depreciation	[illegible]	-815	-849	-818	-803	-762	-822	-842	[illegible]	[illegible]	-773	[illegible]	-857
Restructuring costs	-	-135	-	-	-	-600	0	0	0	0	0	0	0
Affiliated companies	-44	-65	-65	-56	-54	-63	-51	-72	[illegible]	-21	-7	12	32
Financial items	[illegible]	-273	-137	-499	-573	[illegible]	-220	120	[illegible]	[illegible]	-322	[illegible]	-358
Other items	-	-96	3	-	907	195	0	0	-	205	4	-51	-
Taxes	4	213	-127	-29	-420	426	247	-211	-100	-220	-275	-314	-425
Minorities	-1	-2	-1	-1	-	0	-3	-1	-2	4	-20	-19	-131
EBITDA margin	18,3 %	17,6 %	20,0 %	19,3%	21,3%	19,6 %	19,5 %	24,9 %	24,7 %	26,2 %	29,1 %	26,1 %	29,4 %
EBIT margin	4,4 %	5,2 %	6,8 %	5,2%	6,6%	7,1 %	5,4 %	10,6 %	9,5 %	13,5 %	18,0 %	15,6 %	19,5 %

Balance sheet per year (31.12)

(NOK mill.)	Q1 2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Operational fixed assets	33 726	36 597	35 809	41 436	41 479	18 423	16 776	12 075	11 239	9 585	6 565	6 647	6 671	4 668
Securities and long-term financial assets	2 671	2 622	2 300	3 979	2 230	402	810	699	792	691	812	1 047	1 246	1 374
Stocks	2 710	2 321	2 000	2 172	2 967	1 906	1 760	1 507	1 698	1 323	932	909	1 033	1 244
Receivables	3 724	3 868	3 821	4 525	5 915	3 377	2 571	2 155	2 086	2 260	1 902	1 636	1 350	1 365
Liquid assets	1 112	950	868	4 158	8 626	803	2 312	653	1 006	1 010	1 499	1 716	1 433	3 031
		0												
Equity	10 515	19 219	17 764	19 321	14 496	11 559	9 884	9 034	7 635	6 545	4 727	3 861	3 769	4 257
Minority interests	204	197	157	205	7 861	160	145	59	55	1	4	3	16	20
Deferred taxes	2 493	2 497	2 021	3 174	2 012	567	425	350	411	435	666	639	577	744
Long-term debt	18 093	18 906	18 814	25 814	29 891	8 454	9 139	4 597	4 767	4 546	4 270	5 494	4 836	4 624
Short-term debt	6 077	5 520	6 210	6 758	6 970	4 165	4 655	3 223	3 754	3 337	2 033	1 958	2 535	2 077

Balance sheet per quarter

(NOK mill.)	31.03.2004	31.12.03	30.09.03	30.06.03	31.03.03	31.12.02	30.09.02	30.06.02	31.03.02	31.12.01	30.09.01	30.06.01	31.03.01
Operational fixed assets	35 756	36 597	36 769	37 647	35 860	35 609	36 790	37 766	40 362	41 438	32 567	38 839	40 224
Securities and long-term financial assets	2 671	2 622	2 784	2 809	2 658	2 388	2 743	3 055	3 653	3 979	4 192	2 035	2 153
Stocks	2 719	2 321	2 476	2 485	2 327	2 000	2 178	2 365	2 362	2 172	2 122	3 007	3 184
Receivables	3 724	3 668	3 884	3 733	3 501	3 821	3 576	3 941	3 910	4 525	3 630	5 182	5 798
Liquid assets	1 112	930	769	839	744	868	1 906	1 654	2 874	4 150	3 760	9 530	8 376
Equity	19 515	19 219	19 618	19 482	18 966	17 764	18 621	18 678	19 266	19 321	19 551	19 072	15 344
Minority interests	204	197	159	164	163	157	167	167	190	205	237	7 700	7 229
Deferred taxes	2 493	2 497	2 856	2 761	2 802	2 021	2 481	2 677	2 952	3 174	1 488	2 303	2 064
Long-term debt	18 693	18 905	19 043	19 850	18 227	18 814	20 948	22 215	24 820	26 814	20 208	23 354	28 568
Short-term debt	6 077	5 520	5 026	5 256	5 932	6 210	4 976	5 044	6 133	6 758	4 787	6 164	6 530

Norsk Hydro